

ANNUAL REPORT

September 30, 2010

Madison Mosaic

Government Money Market

money market

Madison MOSAIC FUNDS

www.mosaicfunds.com

Contents

Letter to Shareholders



Christopher Nisbet

The one-year period ended September 30, 2010 saw the seven-day yield of Madison Mosaic Government Money Market stalled at historic lows as the Federal Reserve Board continued to provide the greatest stimulus possible to a stubbornly sluggish economy. The Federal Reserve Board maintained its Fed Funds Target Rate at the period's starting level of 0.00-0.25%. Money market yields are directly related to the Fed Funds Target Rate. As a result of these low rates, fund management has committed to cuts in fees that are calibrated to maintain the $1.00 per share value of your fund while the fund remains unable to obtain sufficient income to provide investors with current yield. With unemployment stubbornly high and inflation under control, it appears the Federal Reserve could be comfortable holding rates at the current level for some time.

ECONOMIC OVERVIEW

Perhaps the best one-word characterization of the economic mood as this one-year period ended would be "uncertainty." Uncertainty regarding future tax rates, employment costs, and sales growth clearly impacted businesses and consumers during the trailing period. Given these uncertainties, few businesses were willing to commit to expanded payrolls or expanded facilities, while investors continued to show a preference for the perceived safety of bonds over stocks.

While the consensus over the preceding period appeared to move from worry over a double-dip recession to an acceptance of an extended period of below-normal growth, economic risks were far from eliminated. The housing sector remained persistently weak and the specter of foreclosures and other repercussions from the credit crisis continued to produce periodic waves of worries. Overseas economic stresses, particularly the sovereign debt crisis in Europe, remained unresolved. The enormous debt taken on by the U.S. government to counteract the banking and credit crisis of 2008 remained a potent overhang for future U.S. economic prospects and the stability of the dollar.

For investors in money markets, the most immediate question is when will domestic economic prospects improve enough for the Fed to raise short-term rates? The consensus on Wall Street has gravitated to an acceptance of a prolonged period of sub-par growth. We agree the likelihood is for at least another quarter or two of slow growth before the economy shows signs of acceleration. Until we see meaningful improvement in the employment situation or troublesome inflation, we expect the Fed to hold short-term interest rates low. One possible catalyst for economic movement could be the greater clarity with regard to the future fiscal, tax, and even monetary policies resulting from the mid-term elections in November. In the meantime, investors will likely just have to be patient as we continue to exist in a yield-poor investment environment.

OUTLOOK

While the immediate outlook is for more economic malaise, we expect that by the second half of 2011 the picture could be somewhat brighter. This presents something of a dilemma for investors seeking yield. With interest rates at historic lows, longer bonds which provide the most attractive current yield contain significant interest rate risk. Their market value is directly related to the prevailing interest rate climate and rising rates reduce bond valuation. Given the uncertainties and economic risks previously mentioned, we remain convinced that it is prudent for risk averse investors to include capital preservation strategies such as Mosaic Government Money Market within a portfolio.

SECURITY ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 9/30/10	
Fannie Mae	28.6%
Federal Home Loan Bank	28.6%
Freddie Mac	31.5%
U.S. Treasury Bills	7.9%
Repurchase Agreement and Other	3.4%

Sincerely,

Christopher W. Nisbet

Christopher Nisbet, CFA
Vice President and Portfolio Manager

Portfolio of Investments

	Par Value	Value (Note 1)
U.S. GOVERNMENT AND AGENCY BONDS - 96.6%		
Fannie Mae - 28.6% (A)		
0.16%, 10/01/10	$ 600,000	$ 600,000
0.19%, 10/04/10	750,000	749,988
0.18%, 10/05/10	350,000	349,993
0.18%, 10/13/10	750,000	749,955
0.17%, 10/18/10	650,000	649,948
0.18%, 10/27/10	500,000	499,933
0.17%, 11/10/10	750,000	749,858
0.17%, 11/17/10	750,000	749,833
0.17%, 11/24/10	750,000	749,809
0.17%, 12/01/10	500,000	499,852
		6,349,169
Federal Home Loan Bank - 28.6% (A)		
0.18%, 10/25/10	450,000	449,946
0.08%, 11/03/10	750,000	749,945
0.12%, 11/04/10	500,000	499,943
0.12%, 11/18/10	600,000	599,904
0.12%, 11/23/10	650,000	649,885
0.17%, 11/30/10	750,000	749,787
0.12%, 12/02/10	550,000	549,886
0.12%, 12/08/10	650,000	649,853
0.12%, 12/09/10	750,000	749,830
0.18%, 12/27/10	700,000	699,696
		6,348,675
Freddie Mac - 31.5% (A)		
0.12%, 10/06/10	$ 500,000	$ 499,992
0.14%, 10/12/10	750,000	749,968
0.16%, 10/19/10	600,000	599,952
0.17%, 10/20/10	1,050,000	1,049,903
0.17%, 11/01/10	600,000	599,912
0.17%, 11/08/10	750,000	749,865
0.17%, 11/15/10	500,000	499,894
0.16%, 11/16/10	750,000	749,847
0.17%, 12/06/10	750,000	749,766
0.18%, 12/13/10	750,000	749,719
		6,998,818
U.S. Treasury Bills - 7.9% (A)		
0.11%, 10/28/10	1,000,000	999,914
0.12%, 11/26/10	750,000	749,855
		1,749,769
Total U.S. Government and Agency Bonds (Cost $21,446,431)		$21,446,431
Repurchase Agreement - 3.4%		
With U.S. Bank National Association issued 9/30/10 at 0.01%, due 10/1/10, collateralized by $768,857 in Freddie Mac MBS #E99143 due 9/1/18. Proceeds at maturity are $753,776 (Cost $753,776)		753,776
Total Investments - 100.0% (Cost $22,200,207)		$22,200,207
Net Other Assets and Liabilities - 0.0%		(6,391)
Total Net Assets - 100.0%		$22,193,816

(A) Rate noted represents annualized yield at time of purchase.

See accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

ASSETS

Investment, at value (Note 1)

Government and agency obligations	$21,446,431
Repurchase agreement	753,776
Total investments (cost $22,200,207)*	22,200,207
Capital shares sold	1,040
Total assets	22,201,247

LIABILITIES

Payables

Capital shares redeemed	1,431
Independent trustee fees	1,500
Auditor fees	4,500
Total liabilities	7,431

NET ASSETS	22,193,816

Net assets consists of:

Paid in capital	22,193,832
Accumulated net realized losses	(16)
Net Assets	22,193,816

CAPITAL SHARES OUTSTANDING

An unlimited number of capital shares, without par value, are authorized (Note 5)	22,193,916

NET ASSETS VALUE PER SHARE	$1.00

*Cost for tax purposes $22,200,223

See accompanying Notes to Financial Statements.

Statement of Operations

For the year ended September 30, 2010

INVESTMENT INCOME (Note 1)	
Interest income	$ 32,248
EXPENSES (Notes 3, 4 and 6)	
Investment advisory fees	119,422
Service agreement fees	83,597
Independent trustee, auditor and line of credit fees	11,750
Expenses waived	(182,521)
Total expenses	32,248
NET INVESTMENT INCOME	$ –
NET REALIZED LOSS ON INVESTMENTS	(16)
TOTAL DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ (16)

Statements of Changes in Net Assets

	Year Ended September 30,	
	2010	**2009**
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS		
Net investment income	$ –	$ 130,790
Net realized gain (loss) on investments	(16)	655
Total increase (decrease) in net assets resulting from operations	(16)	131,445
DISTRIBUTION TO SHAREHOLDERS		
From net investment income	–	(130,790)
From net capital gains	(655)	(2,111)
Total distributions	(655)	(132,901)
CAPITAL SHARE TRANSACTIONS (Note 5)	(3,622,869)	(5,155,966)
TOTAL DECREASE IN NET ASSETS	(3,623,540)	(5,157,422)
NET ASSETS		
Beginning of period	$25,817,356	$30,974,778
End of period	$22,193,816	$25,817,356

See accompanying Notes to Financial Statements.

Financial Highlights

Selected data for a share outstanding for the periods indicated.

	Year Ended September 30,				
	2010	**2009**	**2008**	**2007**	**2006**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income (loss)	–	–*	0.03	0.05	0.04
Less distributions from net investment income	–	–*	(0.03)	(0.05)	(0.04)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (%)	–	0.43	2.73	4.70	4.05
Ratios and supplemental data					
Net assets, end of period (thousands)	$22,194	$25,817	$30,975	$35,860	$36,846
Ratio of expenses to average net assets before fee waiver (%)	0.90	0.89	0.88	0.88	0.88
Ratio of expenses to average net assets after fee waiver[1] (%)	0.14	0.45	0.63	0.63	0.63
Ratio of net investment income to average net assets before fee waiver (%)	(0.76)	0.01	2.47	4.35	3.69
Ratio of net investment income to average net assets after fee waiver[1] (%)	–	0.45	2.72	4.60	3.94

* Greater than $0.00 but less than $0.01.
[1] See Notes 3 and 4 to the Financial Statements.
.

See accompanying Notes to Financial Statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies.
Madison Mosaic Government Money Market (the "Fund") is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Fund invests solely in securities issued by the U.S. Government or any of its agencies or instrumentalities or in repurchase agreements backed by such securities. Because the Fund is 100% no-load, its shares are offered and redeemed at the net asset value per share.

Securities Valuation: Securities are valued at acquisition cost as adjusted for amortization of premium or accretion of discount, which approximates fair value.

Fair Value Measurements: In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that each fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. A three-tier hierarchy is used to maximize the use of observable market data "inputs" and minimize the use of unobservable "inputs" and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk (for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique). Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad Levels listed below:

- Level 1: Quoted prices in active markets for identical securities

- Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

- Level 3: Significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

In April 2009, the FASB also issued guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly. The valuation techniques used by the funds to measure fair value for the period ended September 30, 2010 maximized the use of observable inputs and minimized the use of unobservable inputs.

The following is a summary of the inputs used as of September 30, 2010 in valuing the funds' investments carried at fair value:

Fund	Level 1	Level 2	Level 3	Value at 9/30/2010
Government				
U.S. Government and Agency Obligations	$ --	$21,446,431	$ --	$21,446,431
Repurchase Agreement	--	753,776	--	753,776
Total	$ --	$22,200,207	$ --	$22,200,207

At September 30, 2010 and for the year then ended, the Fund held no Level 3 securities. Please see the Portfolio of Investments for a listing of all securities within the U.S. Government and Agency Obligations category.

The Fund has adopted the Accounting Standard Update, *Fair Value Measurements and Disclosures; Improving Disclosures about Fair Value Measurements* which provides guidance on how investment assets and liabilities are to be valued and disclosed. Specifically, the amendment requires reporting entities to disclose i) the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements, for Level 2 or Level 3 positions, ii) transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis (i.e. transfers out must be disclosed separately from transfers in) as well as the reason(s) for the transfer and iii) purchases, sales, issuances and settlements must be shown on a gross basis in the Level 3 rollforward rather than as one net number. The effective date of the amendment is for interim and annual periods beginning after December 15, 2009 however, the requirement to provide the Level 3 activity for purchases, sales, issuance and settlements on a gross basis will be effective for interim and annual periods beginning after December 15, 2010. There were no transfers between Level 1 and Level 2 during the year ended September 30, 2010.

Derivatives: The Fund adopted ASC 815, Derivatives and Hedging intended to enhance financial statement disclosures for derivative instruments and hedging activities. Management has determined that there is no impact on the Fund's financial statements as the Fund does not hold derivative financial instruments.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and Federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

Distribution of Income: Net investment income, determined as gross investment income less total expenses, is declared as a dividend each business day. Dividends are distributed to shareholders or reinvested in additional shares as of the close of business at the end of each month. Distributions paid during the years ended September 30, 2010 and 2009

were $0 and $132,901, respectively. The 2009 distribution was comprised of $2,111 short-term capital gain and $130,790 of ordinary income. The distributions were identical for book purposes and tax purposes.

Income Tax: No provision is made for Federal income taxes since it is the intention of the Fund to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal income taxes.

The Fund adopted the provisions of ASC 740, *Accounting for Uncertainty in Income Taxes*. The implementation resulted in no material liability for unrecognized tax benefits and no material change to the beginning net asset value of the Fund. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2007 through 2010.

As of and during the period ended September 30, 2010, the Fund did not have a liability for any unrecognized tax benefits. The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the period, the Fund did not incur any interest or penalties.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment in Repurchase Agreements. When the Fund purchases securities under agreements to resell, the securities are held in safekeeping by the Fund's custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Fund's custodian bank. The Fund, along with other registered investment companies having Advisory and Services Agreements with the same adviser, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or Federal agency obligations. The Fund has approximately a 4.0% interest or $753,776 in the consolidated repurchase agreement of $18,730,054 collateralized by $19,104,781 in United States Treasury Notes. Proceeds at maturity are $18,730,059.

3. Investment Advisory Fee and Other Transactions with Affiliates. The investment advisers to the Fund, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc., and Madison Investment Advisors, Inc. (together, the "Adviser"), earn an advisory fee equal to 0.50% per annum of the average net assets of the Fund. The fee is accrued daily and paid monthly. Since December 9, 2002, the Adviser has been voluntarily waiving 0.25% of this fee for the Fund. For the period ended September 30, 2010, the waived amount was $59,711. This waiver may end at any time.

The Adviser will reimburse the Fund for the amount of any expenses of the Fund (less certain expenses) that exceed 1.5% per annum of the average net assets of the Fund up to $40 million and 1% per annum of such amount in excess of $40 million. No amounts were reimbursed to the Fund by the Adviser for the period ended September 30, 2010.

4. Other Expenses. Under a separate Services Agreement, the Adviser will provide or arrange for the Fund to have all other necessary operational and support services for a fee based on a percentage of average net assets, other than the expenses of the Fund's Independent Trustees and auditor ("Independent Service Providers") which are paid directly based on cost and any costs associated with the Line of Credit described in Note 6. The Fund also pays its fees related to portfolio holdings and extraordinary or nonrecurring fees. For the period ended September 30, 2010, this services fee was 0.35%. The Fund uses U.S. Bancorp Fund Services, LLC as its transfer agent and U.S. Bank as its custodian. The transfer agent and custodian fees are paid by the Adviser and allocated to the Fund and are included in other expenses (i.e., these fees are included in the service fee payable to the Adviser under the Services Agreement). The Fund paid $11,750 directly for Independent Service Providers fees and extraordinary expenses for the year ended September 30, 2010.

Due to the historically low yields of the securities in which the Fund invests, the Adviser has committed to waive payments for all Fund expenses in excess of the Fund's actual yields until its yield without expenses exceeds 0.50%. For the period ended September 30, 2010, the additional waived amount was $122,810 which represents the full Services fee of $83,597 and additional Management fees of $39, 213.

5. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares (in dollars) were as follows:

	Year Ended September 30,	
	2010	**2009**
Shares sold	$ 5,950,053	$ 7,385,657
Shares issued in reinvestment of dividends	709	130,310
Total shares issued	5,950,762	7,515,967
Shares redeemed	(9,573,631)	(12,671,933)
Net decrease	$(3,622,869)	$(5,155,966)

The number of shares sold, issued and redeemed is the same as the dollar amounts shown above.

6. Line of Credit. The Fund has a $2 million revolving credit facility with a bank for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal to the prime rate less 0.5% (effective rate of 2.75% at September 30, 2010). The line of credit contains loan covenants with respect to certain financial ratios and operating matters. The Fund was in compliance with these covenants as of September 30, 2010 and 2009. During the year ended September 30, 2010, the Fund did not draw on its line of credit.

7. Subsequent Events. Management has evaluated the impact of all subsequent events on the Fund. No events have taken place that meet the definition of a subsequent event that requires adjustment to, or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF MADISON MOSAIC GOVERNMENT MONEY MARKET

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments of the Madison Mosaic Government Money Market (the "Fund") as of September 30, 2010 and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly we

express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2010 by correspondence with the Fund's custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Madison Mosaic Government Money Market as of September 30, 2010, and the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended and financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
November 22, 2010

Other Information

Fund Expenses (unaudited).

Example: This Example is intended to help you understand your costs (in dollars) of investing in the Fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 3 and 4 above for an explanation of the types of costs charged by the Fund.

This Example is based on an investment of $1,000 invested on April 1, 2010 and held for the six-months ended September 30, 2010.

Actual Expenses

The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Based on Actual Total Return[1]

	Actual Total Return[2]	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[3]	Expenses Paid During the Period[3]
Government Money Market	0.00%	$1,000.00	$1,000.00	0.14%	$0.68

[1]For the six-months ended September 30, 2010.
[2]Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3]Expenses (net of voluntary waiver) are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Hypothetical Example for Comparison Purposes

The table below titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Based on Hypothetical Total Return[1]

	Hypothetical Annualized Total Return	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[2]	Expenses Paid During the Period[2]
Government Money Market	5.00%	$1,000.00	$1,025.33	0.14%	$0.69

[1]For the six-months ended September 30, 2010.
[2]Expenses (net of voluntary waiver) are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Tax Information. The Form 1099-DIV you receive in January 2011 will show the tax status of all distributions paid to your account in calendar 2010. Shareholders are advised to consult their own tax adviser with respect to the tax consequences of their investment in a Fund. No dividends from income were distributed during the fiscal year ended September 30, 2010.

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information. The Fund only invests in non-voting securities. Nevertheless, the Fund adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Fund's portfolio. These policies are available to you upon request and free of charge by writing to Madison Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Fund's proxy voting policies may also be obtained by visiting the SEC's web site at www.sec.gov. The Fund will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website. The Fund's Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Form N-Q and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102. Finally, you may call us at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Discussion of Contract Renewal (Unaudited). With regard to the *nature, extent and quality of the services to be provided by the Adviser*, the Board reviewed the biographies and tenure of the personnel involved in Fund management and the experience of the Adviser and its affiliates as investment manager to other investment companies with similar investment strategies. They recognized the wide array of investment professionals employed by the firm. Representatives of the Adviser discussed the firm's ongoing investment philosophies and strategies intended to provide superior performance consistent with the Fund's investment objectives under various market scenarios. The Trustees also noted their familiarity with the Adviser and its affiliates due to the Adviser's history of providing advisory services to the Madison Mosaic organization as well as the MEMBERS Mutual Funds, Ultra Series Fund and the Madison Strategic Sector Premium Fund.

The Board also discussed the quality of services provided to the Fund by its transfer agent and custodian as well as the various administrative services provided directly by the Adviser.

With regard to the *investment performance of the Fund and the investment adviser*, the Board reviewed current performance information provided in the written Board materials. They discussed the reasons for both outperformance and underperformance compared with applicable indices and benchmarks.

The Board recognized that the Adviser was taking all steps necessary for the Government Money Market Fund to maintain its stable net asset value. In doing so, they recognized that the Fund's investment objectives limited the securities in which it can invest to those whose yields were at unprecedented low levels.

A comprehensive discussion of fund performance and market conditions followed.

With regard to the *costs of the services to be provided and the profits to be realized by the investment adviser and its affiliates* from the relationship with the Fund, the Board reviewed the expense ratios for a variety of other funds in the Fund's peer group with similar investment objectives.

The Board noted that the Adviser or its affiliates provided investment management services to other investment company and non-investment company clients and considered the fees charged by the Adviser to such funds and clients for purposes of determining whether the given advisory fee was disproportionately large under the so-called "*Gartenberg*" standard traditionally used by investment company boards in connection with contract renewal considerations. The Board took those fees into account and considered the differences in services and time required by the various types of funds and clients to which the Adviser provided services. The Board recognized that significant differences may exist between the services provided to one type of fund or client and those provided to others, such as those resulting from a greater frequency of shareholder redemptions in a mutual fund and the higher turnover of mutual fund assets. The Board gave such comparisons the weight that they merit in light of the similarities and differences between the services that the various funds require and were wary of "inapt comparisons." They considered that, if the services rendered by the Adviser to one type of fund or client differ significantly from others, then the comparison should not be used. In the case of non-investment company clients for which the Adviser may act as either investment adviser or subadviser, the Board noted that the fee may be lower than the fee charged to the Fund. The Board noted too the various administrative, operational, compliance, legal and corporate communication services required to be handled by the Adviser which are performed for investment company clients but are not performed for other institutional clients.

The Trustees reviewed the Fund's fee structure based on total fund expense ratio as well as by comparing advisory fees to other advisory fees. The Board noted the simple expense structure maintained by the Fund (i.e. an advisory fee and a capped administrative "services" expense). The Board paid particular attention to the total expense ratios paid by other funds with similar investment objectives,

recognizing that such a comparison, while not completely dispositive, was nevertheless an important consideration.

The Trustees sought to ensure that fees paid by the Fund were appropriate. The Board reviewed materials demonstrating that although the Adviser is compensated for a variety of the administrative services it provides or arranges to provide to the Fund pursuant to its Services Agreements with the Fund, such compensation generally does not cover all costs due to the cap on administrative expenses and the fact that the Adviser is currently waiving fees and expenses in order to maintain the Fund's stable share price. Administrative, operational, regulatory and compliance fees and costs in excess of the Services Agreement fees are paid by the Adviser from investment advisory fees earned. In this regard, the Trustees noted that examination of the Fund's total expense ratio compared to those of other investment companies was more meaningful than a simple comparison of basic "investment management only" fee schedules.

In reviewing costs and profits, the Board noted the salaries of all portfolio management personnel, trading desk personnel, corporate accounting personnel and employees of the Adviser who serve as Fund officers, as well as facility costs (rent), could not be supported by fees received from the Fund alone. The Trustees noted that total assets managed by the Adviser and its affiliates approximated $15 billion at the time of the meeting. As a result, although the fees paid by the Fund at its present size might not be sufficient to profitably support a stand-alone fund, the Trustees recognized that the Fund is important to the Adviser, is managed with the attention given to other firm clients and is not treated as "loss leader."

With regard to the extent to which *economies of scale* would be realized as the Fund grows, the Trustees recognized that at its current sizes, it was premature to discuss any economies of scale not already factored into existing advisory and services agreements.

Counsel to the Funds' non-interested Trustees met with the Independent Trustee previous to their consideration of the renewal of the contracts and reviewed written materials provided by the Adviser. Their counsel noted that the Independent Trustees had considered such materials in light of the aforementioned *Gartenberg* standards as well as criteria either set forth or discussed in the recent Supreme Court decision in Jones v. Harris regarding the investment company contract renewal process under Section 15(c) of the Investment Company Act of 1940, as amended. The Independent Trustees made a variety of additional inquiries regarding such written materials to the Adviser and representatives of the Adviser discussed each matter raised.

Finally, the Board reviewed the role of Mosaic Funds Distributor, LLC. They noted that the Adviser pays all distribution expenses of Madison Mosaic Funds because the Trusts do not pay distribution fees. Such expenses include FINRA regulatory fees and "blue sky" fees charged by state governments in order to permit the funds to be offered in the various United States jurisdictions.

Although no change in control was contemplated, it was contemplated that instead of having an investment advisory relationship with both Madison Mosaic, LLC and Madison Investment Advisors, Inc. (the former being a wholly owned subsidiary of the latter), the renewal of the advisory contracts should be with a single Madison Investment Advisors registered investment adviser entity. There was no other material change in the relationship between the Fund

and the Adviser and there was no change of control. The advisory contracts were renewed with Madison Mosaic, LLC which changed its name to Madison Investment Advisors, LLC on November 30, 2010 and become a wholly owned subsidiary of Madison Asset Management, LLC, which, in turn, is a subsidiary of Madison Investment Advisors, Inc. (which changed its name to Madison Investment Holdings, Inc. on November 30, 2010) (the various Madison entities are collectively referred to as "Madison").

The Board then asked the Adviser and its representatives if there was anything else not provided in written Board materials or orally presented to the Board for consideration that the Adviser wished to disclose in connection with the proposed renewal of the investment advisory agreements between it and the applicable Trusts. Representatives of the Adviser confirmed that there were no additional matters for the Trustees to consider.

Based on all of the material factors explained above, plus a number of other matters that the Trustees are generally required to consider under guidelines developed by the Securities and Exchange Commission, the Trustees concluded that Madison's contract should be renewed for another year.

Trustees and Officers

Interested Trustees and Officers

Name and Year of Birth	Position(s) and Length of Time Served	Principal Occupation(s) During Past Five Years	Other Directorships/Trusteeships
Katherine L. Frank[1] 1960	President, 1996 - Present, and Trustee, 2001- Present	Madison Investment Advisors, Inc. ("MIA"), Managing Director and Vice President, 1986 - Present; Madison Asset Management, LLC ("MAM"), Director and Vice President, 2004 - Present; Madison Mosaic, LLC, President, 1996 - Present; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund (closed end fund), President, 1996 - Present ; Madison/Claymore Covered Call and Equity Strategy Fund (closed end fund), Vice President, 2005 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16) (mutual funds), President, 2009 - Present	Madison Mosaic Funds (all but Equity Trust) and Madison Strategic Sector Premium Fund, 1996 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), 2009 - Present
Frank E. Burgess 1942	Trustee and Vice President, 1996 - Present	MIA, Founder, President and Director, 1973 - Present; MAM, President and Director, 2004 - Present; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, Vice President, 1996 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Vice President, 2009 - Present	Madison Mosaic Funds (13), Madison Strategic Sector Premium Fund, and Madison/Claymore Covered Call & Equity Strategy Fund, 1996 - Present; Capitol Bank of Madison, WI, 1995 - Present; American Riviera Bank of Santa Barbara, CA, 2006 - Present
Jay R. Sekelsky 1959	Vice President, 1996 - Present	MIA, Managing Director and Vice President, 1990 - Present; MAM, Director, 2009 - Present; Madison Mosaic, LLC, Vice President, 1996 - Present; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, Vice President, 1996 - Present; Madison/Claymore Covered Call & Equity Strategy Fund, Vice President, 2004 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Vice President, 2009 - Present	N/A
Paul Lefurgey 1964	Vice President, 2009 - Present	MIA, Managing Director, Head of Fixed Income, 2005 - Present; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, Vice President, 2009 - Present; MEMBERS Capital Advisors, Inc. ("MCA") (investment advisory firm), Madison, WI, Vice President 2003 - 2005; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Vice President, 2009 - Present	N/A
Greg D. Hoppe 1969	Treasurer, 2009 - Present Chief Financial Officer, 1999 - 2009	MIA, Vice President, 1999 - Present; MAM, Vice President, 2009 - Present; Madison Mosaic, LLC, Vice President, 1999 - Present; Madison Mosaic Funds (13 funds, including the Fund), Treasurer, 2009 - Present; Chief Financial Officer, 1999 - 2009; Madison Strategic Sector Premium Fund, Treasurer, 2005 - Present; Chief Financial Officer, 2005 - 2009; Madison/Claymore Covered Call & Equity Strategy Fund, Vice President, 2008 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Treasurer, 2009 - Present	N/A

[1] "Interested person" as defined in the Investment Company Act of 1940. Considered an interested Trustee because of the position held with the investment adviser of the Fund.

Name and Year of Birth	Position(s) and Length of Time Served	Principal Occupation(s) During Past Five Years	Other Directorships/Trusteeships
Holly S. Baggot 1960	Secretary and Assistant Treasurer, 2009 - Present	MAM, Vice President, 2009 - Present; MCA, Director-Mutual Funds, 2008 - 2009; Director-Mutual Fund Operations, 2006 - 2008; Operations Officer-Mutual Funds, 2005 - 2006; Senior Manager-Product & Fund Operations, 2001 - 2005; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, Secretary and Assistant Treasurer, 2009 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Assistant Treasurer, 2009 - Present; Secretary, 1999 - Present; Treasurer, 2008 - 2009; Assistant Treasurer, 1997 - 2007	N/A
W. Richard Mason 1960	Chief Compliance Officer, 1992 - Present Corporate Counsel and Assistant Secretary, 2009 - Present General Counsel and Secretary, 1992 - 2009	MIA, MAM, Madison Scottsdale, LC (an affiliated investment advisory firm of MIA) and Madison Mosaic, LLC, General Counsel and Chief Compliance Officer, 1996 - 2009; Chief Compliance Officer and Corporate Counsel, 2009 - Present; Mosaic Funds Distributor, LLC (an affiliated brokerage firm of MIA), Principal, 1998 - Present; Concord Asset Management ("Concord") (an affiliated investment advisory firm of MIA), LLC, General Counsel, 1996 - 2009; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, General Counsel, Chief Compliance Officer, 1992 - 2009; Chief Compliance Officer, Corporate Counsel, Secretary and Assistant Secretary, 2009 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Chief Compliance Officer, Corporate Counsel and Assistant Secretary, 2009 - Present	N/A
Pamela M. Krill 1966	General Counsel, Chief Legal Officer and Assistant Secretary, 2009 - Present	MIA, MAM, Madison Scottsdale, LC, Madison Mosaic, LLC, Mosaic Funds Distributor, and Concord, General Counsel and Chief Legal Officer, 2009 - Present; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, General Counsel, Chief Legal Officer and Assistant Secretary, 2009 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), General Counsel, Chief Legal Officer and Assistant Secretary, 2009 - Present; CUNA Mutual Insurance Society (insurance company with affiliated investment advisory, brokerage and mutual fund operations), Madison, WI, Managing Associate General Counsel-Securities & Investments, 2007 - 2009; Godfrey & Kahn, S.C. (law firm), Madison and Milwaukee, WI, Shareholder, Securities Practice Group, 1994-2007	N/A

Independent Trustees

Name and Year of Birth	Position(s) and Length of Time Served[1]	Principal Occupation(s) During Past Five Years	Portfolios Overseen in Fund Complex[2]	Other Directorships/Trusteeships
Lorence D. Wheeler 1938	Trustee, 1996 - Present	Retired investor; Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide), Madison, WI, President, 1997 - 2001	43	Grand Mountain Bank FSB and Grand Mountain Bancshares, Inc. 2003 - Present; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, 1996 - Present; Madison/Claymore Covered Call and Equity Strategy Fund, 1996 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), 2009 - Present
Philip E. Blake 1944	Trustee, 2001 - Present	Retired investor; Lee Enterprises, Inc (news and advertising publisher), Madison, WI, Vice President, 1998 - 2001; Madison Newspapers, Inc., Madison, WI, President and Chief Executive Officer, 1993 - 2000	43	Madison Newspapers, Inc., 1993 - Present; Meriter Hospital & Health Services, 2000 - Present; Edgewood College, 2003 - Present; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, 1996 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), 2009 - Present
James R Imhoff, Jr. 1944	Trustee, 1996 - Present	First Weber Group (real estate brokers), Madison, WI, Chief Executive Officer, 1996 - Present	43	Park Bank, 1978 - Present; Madison Mosaic Funds (13 funds, including the Fund) and Madison Strategic Sector Premium Fund, 1996 - Present; Madison/Claymore Covered Call and Equity Strategy Fund, 1996 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), 2009 - Present

[1] Independent Trustees serve in such capacity until the Trustee reaches the age of 76, unless retirement is waived by unanimous vote of the remaining Trustees on an annual basis.

[2] As of the date of this Annual Report, the Fund Complex consists of the Government Money Market Trust with 1 portfolio, the MEMBERS Mutual Funds with 13 portfolios, the Ultra Series Fund with 16 portfolios, the Madison Strategic Sector Premium Fund (a closed-end fund) and the Madison Mosaic Equity, Income and Tax-Free Trusts, which together have 12 portfolios, for a grand total of 43 separate portfolios in the Fund Complex.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Madison Mosaic Funds at 1-800-368-3195.

money market

The Madison Mosaic Family of Mutual Funds

Equity Trust
Investors Fund
Balanced Fund
Disciplined Equity Fund
Mid-Cap Fund
Small/Mid-Cap Fund
Madison Institutional Equity Option Fund

Income Trust
Government Fund
Core Bond Fund
Institutional Bond Fund

Tax-Free Trust
Virginia Tax-Free Fund
Tax-Free National Fund

Government Money Market

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

TRANSFER AGENT	**TELEPHONE NUMBERS**
Madison Mosaic® Funds	**Shareholder Service**
c/o US Bancorp Fund Services, LLC	Toll-free nationwide: 888-670-3600
P.O. Box 701	
Milwaukee, WI 53201-0701	**Mosaic Tiles** (24 hour automated information)
	Toll-free nationwide: 800-336-3063



www.mosaicfunds.com

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